UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMENDMENT #6

Reconstruction Data Group, Inc.
(Name of small business issuer in its charter)

California
(State or jurisdiction of
incorporation or organization)

7380
(Primary Standard Industrial
Classification Code Number)

22-3755993
(I.R.S. Employer
Identification Number)

11650 Iberia Place, Suite 201
San Diego, California 92128
(858) 618-1085
(Address and telephone of principal executive offices)

11650 Iberia Place, Suite 201
San Diego, California 92128
(Address of principal place of business)

Scott B. Baker
11650 Iberia Place, Suite 201
San Diego, California 92128
(858) 618-1085
(Name, address, and telephone number of agent for service)

	Calculation of Registration Fee
Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
securities to be registered	registered	offering price per unit	aggregate offering price	registration fee

Common Shares	400,000	$ 1.00	$ 400,000.00	$ 106.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Disclosure alternative used (check one): Alternative 1: X ; Alternative 2: ___

Approximate date of proposed sale to the public: As soon as practical following the effective date of registration.

- I -

Reconstruction Data Group, Inc.

Common Stock: 400,000 Shares

     Reconstruction Data Group, Inc. is offering 400,000 shares of common stock at a price of $ 1.00 per share. This is a direct public offering conducted by Reconstruction Data Group, Inc.

The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Reconstruction Data Group, Inc. may extend this offering for an additional 90 days, solely at the discretion of Reconstruction Data Group, Inc.

The date of this offering prospectus is: June 10, 2002

This offering is being registered for sale in the State of Nevada

	Common Stock: 400,000 Shares
	Offering Price: $ 1.00 Per Share
	Price to Subscribers	Sales Commissions	Proceeds to Company
Per unit	$1.00	$0.00	$1.00
Total Maximum	$400,000.00	$0.00	$400,000.00

The Proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this Offering. See Use of Proceeds, page 24, for details of expenditures.

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency. Nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

     Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. See question #2, Risk Factors, beginning on page 4.

II

Table of Contents

THE COMPANY	4
RISK FACTORS	4
Limited Operations, Operations Deficit To Date	4
Unproven Business Model and Marketing Strategies	4
Absence of Proven Market For Services Offered	4
Dependency on Receipt of Adequate Proceeds from Offering	4
Potential Inability to Continue as a Going Concern	5
Management/Employee Potential Conflict of Interests	5
Offering Price Has Been Arbitrarily Determined, May Be Too High	4
Direct Participation Offering Rather Than Using Dealer-Broker	5
Sufficient Interest In "Penny Stocks" May Not Develop	5
Offering Limited To One Or A Few States Only	6
BUSINESS AND PROPERTIES	6
OFFERING PRICE FACTORS	22
USE OF PROCEEDS	24
CAPITALIZATION	28
DESCRIPTION OF SECURITIES	29
PLAN OF DISTRIBUTION	30
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS	32
OFFICERS AND KEY PERSONNEL OF THE COMPANY	33
DIRECTORS OF THE COMPANY	36
PRINCIPAL STOCKHOLDERS	37
MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION	38
LITIGATION	40
FEDERAL TAX ASPECTS	40
MISCELLANEOUS FACTORS	41

FINANCIAL STATEMENTS	42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS	62

SIGNIFICANT PARTIES	63
RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT	63
SELLING SECURITY HOLDERS	64
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	64
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES	64

The Prospectus, together with Financial Statements, consists of a total of 65 pages.

III

THE COMPANY

1.

Exact corporate name:	Reconstruction Data Group, Inc.
State and date of incorporation:	California, September 27, 2000
Street address of principal office:	11650 Iberia Place, Suite 201
San Diego, California 92128
Company telephone number:	(858) 618-1085
Fiscal year:	December 31
Person(s) to contact at Company with respect to offering: Scott B. Baker
President, Reconstruction Data Group, Inc.
(858) 618-1085

RISK FACTORS

2.

Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1.

Reconstruction Data Group, Inc. is in the development stage, and is an investment risk because of limited operations and operating losses incurred to date.

Reconstruction Data Group, Inc. is in the development stage and has had limited operations with net losses and negative cash flows to date. Although, the Arc network has had operations through the part time activities of its founder since 1999, Reconstruction Data Group, Inc. has not been able to establish significant revenues to date and there is no historical basis to expect that sufficient revenues will be generated by planned efforts. Reconstruction Data Group's current deficit is a result of operating losses incurred since inception, and may imply doubt as to Reconstruction Data Group, Inc.'s ability to achieve necessary revenues, operate profitably, or to continue as a going concern.

2.

Reconstruction Data Group, Inc. is an investment risk because the business model and marketing strategies planned are not proven. If this model and strategies are unsuccessful Reconstruction Data Group, Inc. may not attract enough users and members to become profitable.

Reconstruction Data Group, Inc. has no established basis to assure investors that business or marketing strategies will be successful. A lack of achieving significant revenues to date implies uncertainty as to the amount and adequacy of future revenues; as well as Reconstruction Data Group, Inc.'s ability to attract sufficient users and members to operate the ARC Network profitably.

3.

Reconstruction Data Group, Inc. is an investment risk because no proven market has been established for the products and services offered.

Reconstruction Data Group, Inc. has no established basis to assure investors that an adequate market exists for offered products and services. Reconstruction Data Group has had limited operations and negative cash flows to date, and has no basis to assure investors that intended plans and strategies will be successful or establish an adequate market to permit Reconstruction Data Group to achieve profitability.

4.

Investors in this offering may lose all or a significant portion of their investment if Reconstruction Data Group, Inc. does not realize sufficient proceeds from this offering to meet operational expenses and fund plans and strategies.

Reconstruction Data Group, Inc. is dependent upon the proceeds of this offering to satisfy cash requirements; including salary expense and funds to adequately implement business plans. In the event that insufficient proceeds are received from this offering, Reconstruction Data Group may not be able to meet its president's salary requirements to maintain full-time employment status, and may not be able to implement business plans at an effective level. In either event, the growth of Reconstruction Data Group could be significantly retarded. Use of Proceeds, page 24, sets forth the intended use of proceeds from this offering at optimal and nominal amounts of common stock sales.

5.

Reconstruction Data Group, Inc. has limited resources, incurred operating losses since inception, and may be unable to continue as a going concern for a reasonable period of time

Reconstruction Data Group, Inc.'s continuing as a going concern is dependent upon its ability to generate sufficient cash flow and meet obligations on a timely basis. Reconstruction Data Group has limited capital resources and has incurred significant operating losses to date. Reconstruction Data Group's management anticipates using operating revenues, conducting debt financing, and/or conducting offerings to help fund operations. There is no assurance that Reconstruction Data Group will be successful in its efforts to raise additional proceeds or attain profitability. Reconstruction Data Group has not been able to establish significant revenues to date and there is no historical basis to expect that sufficient revenues will be generated by the planned efforts.

6.

Reconstruction Data Group, Inc. will not be able to achieve initial profitability in a reasonable timeframe if management and employees of the company are required to devote substantial time to other interests, in conflict with time required for the interests of Reconstruction Data Group.

The management and employees of Reconstruction Data Group, Inc. currently devote substantial time to other interests; either individually or through businesses in which they may have an interest, notwithstanding the fact that time may be necessary to the business of Reconstruction Data Group. The president is currently a full-time employee; and, to maintain the president's full-time employment, Reconstruction Data Group may be dependent upon the use of a portion of offering proceeds for the president's salary. Otherwise, the president, as well as other management and employees of Reconstruction Data Group will continue on part-time status until Reconstruction Data Group can achieve profitable operations and support full-time employment. As a result, certain conflicts of interest may arise between Reconstruction Data Group and its employees that may not be readily susceptible to resolution.

7.

Investors could lose all or a substantial portion of their investment if the offering price arbitrarily determined by Reconstruction Data Group, Inc. has been set too high, at a value greater than a market value that the shares can attain.

The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. Reconstruction Data Group, Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for Reconstruction Data Group's stock, the shares will attain market values commensurate with the offering price.

8.

Reconstruction Data Group, Inc. is offering shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered shares. No assurance can be given that any or all of the shares will be sold. Reconstruction Data Group, Inc. does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares. The company is dependent on the offering proceeds to implement its business plans, should the offering fail to raise sufficient proceeds, the company’s growth could be severely retarded. A delay in the sale of the shares in this offering will negatively impact Reconstruction Data Group's capability to complete staffing requirements and initiate marketing activities.

9.

Reconstruction Data Group, Inc. may not be able to develop sufficient interest in its stock to create a stable market. – Investors will be exposed to probable price fluctuations or no market for these securities may develop and investors would be unable to sell their securities.

Reconstruction Data Group, Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

10.

Reconstruction Data Group, Inc. may register this offering in one or only a few states. Many states will require registration of these securities in order to sell to its citizens. This limited state registration will limit the number of potential purchasers negatively affecting the company's ability to sell this offering.

Reconstruction Data Group, Inc. will initially register its securities for sale in the State of Nevada, and intends to register in additional states if necessary to complete this offering. The securities will likely not be considered a "covered" security, so state registration is required in many states for initial sales from the issuer and resale’s by investors. Reconstruction Data Group, Inc. may have to register this offering in other states to sell a sufficient amount of this offering to implement the current business plan. Each additional state registration will add costs and time delays to this offering.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3.

With respect to the business of the Company and its properties:

(a)

Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Reconstruction Data Group, Inc. was incorporated in the State of California as Rocker & Spike Entertainment, Inc. on September 27, 2000. Until December 31, 2000, operations consisted of organizational matters, the sale of no par value common stock, and the search for an operating company with which to perform a merger or acquisition. Effective January 1, 2001, Rocker & Spike Entertainment, Inc. purchased the assets and web domain of Accident Reconstruction Communications Network, a sole proprietorship, from the sole proprietor. Following the acquisition, the company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc. effective March 19, 2001.

The ARC Network (Accident Reconstruction Communications Network) is a professional organization dedicated to providing research, communication and marketing exposure to the accident reconstruction industry through its comprehensive web site and training seminars.

The ARC Network began as a sole proprietorship founded by Mr. Scott B. Baker. In September of 1998, the ARC Network web site was activated online. In March of 1999, memberships to the ARC Network began being accepted. From March 1999 through August 2001, Mr. Baker worked part-time building and promoting the ARC Network, attending conferences and distributing direct mail to promote membership; and, evaluating business models and building the foundation for the ARC Network as a primary business. In August of 2001, Mr. Baker began working on the ARC Network full-time; attending conferences, working on automating and improving services and facilities, and developing the structure for online learning.

Services

The ARC Network provides a web site business model that introduces a new professional organization concept to accident reconstruction. The ARC Network web site on the Internet is dedicated to providing useful information regarding all aspects of the industry. New information and research resources are posted to the network on a timely basis providing new and fresh content to all users, free of charge.

Access to the services offered by The ARC Network is currently available only over the Internet.

The services currently offered by The ARC Network include the following:

Membership/Expert Directory:

Individual accident reconstruction experts join The ARC Network to take full advantage of the benefits offered. Each member is listed in The ARC Network's global expert directory. Attorneys, insurance companies and government entities use the directory to find experts that best fit their case. The ARC Network offers unique membership plans to capture the type of exposure each member is looking for. These plans range from a simple text listing to a customized web site and marketing package. All members of The ARC Network have to be qualified in their field to be included in the expert directory. The ARC Network will not compromise the quality or integrity of its content or its members. Memberships will continue to grow because there are always new experts entering this industry.

Members of the ARC Network receive the following benefits:
-	Listing in the Expert Directory
-	Discounts on seminars and crash tests
-	Discount on advertising within the ARC Network
-	Discounts on web design services
-	Free technical support

The ARC Network is currently experiencing a 90% renewal rate of its members. Out of a total of 287 members only 27 have not renewed over the last three years (as of June 10th 2002).

Participating Organizations:

Non-profit accident reconstruction organizations currently dominate the exchange of information in the industry. The ARC Network will work with these organizations to help build their presence on the Internet through the ARC Network. This in turn allows the ARC Network to gain credibility and exposure while building a user database and increasing use of our services.

By joining The ARC Network, organizations can focus on their core competency of building membership, planning and facilitating meetings and events, thus leaving The ARC Network to support their organization and reduce overhead costs. This is achieved by placing their organization in The ARC Network as a "stand-alone" site. Once integrated with The ARC Network, we will facilitate distribution of organization newsletters, event notices, and current communications. In return, the participating organization will promote The ARC Network to their membership base.

Approximately 22 non-profit accident reconstruction organizations have been identified by management that directly relate to the industry. There are numerous other organizations in related fields that The ARC Network will approach in the future regarding partnership opportunities. Organizations include the fields of engineering, medicine, forensics and law.

Newsletter:

Each month The ARC Network electronically distributes a newsletter to its database of users. The purpose of the newsletter is to provide information about the Industry and in return generate web traffic, increase membership and increase advertising revenue.

The newsletter is currently sent to over 4,000 individuals, organizations and companies each month. The database is permission-based. Individuals and companies that have requested to receive the newsletter populate the database. It is first sent electronically via email, and then posted to the web site for future reference. This provides The ARC Network with a database of targeted users and also a monthly opportunity to turn users into members. The newsletter contains space for advertising and sponsorship.

Specialty Listing:

Companies interested in promoting their product or service to the industry of accident reconstruction can join The ARC Network on a yearly basis. A specialty listing consists of the company’s logo, link to their web site and a brief description of the company's product(s) or service(s) offering. The option also exists to enhance the listing with a Web page further describing their product or service. Management believes there are thousands of potential companies that can benefit by listing their product or service in our directory.

Advertising:

Reconstruction Data Group, Inc. directly sells banner advertisements on our Internet site. Banner ads appear on every page of The ARC Network except for member pages and participating organization pages.

In addition to banner advertising, The ARC Network offers a variety of other options to market to this industry, each at different cost levels. A few of our advertising methods include directory listings and email promotion. The management of Reconstruction Data Group, Inc. believes we will be able to place advertising and sell advertising on our site because of the amount of traffic we will generate as an established premier web site for this industry.

Web Site Design:

Individuals or companies who are not interested in a simple text listing in The ARC Network and want to have their own web site or want to redesign their existing web site, may contract with The ARC Network for professional web development. We provide a cost-effective solution to building and promoting a professional web presence.

Crash Tests and Seminars:

A number of organizations in the industry hold seminars and crash tests that serve as continuing education for accident reconstruction experts. The ARC Network attends various seminars and crash tests as a vendor to promote the web site and membership. The ARC Network will also collect the data presented and post it to the ARC Network web site.

The ARC Network will host its own crash test approximately two (2) times per year. A certified training class will accompany each crash test. The classes will be repeated on a monthly basis in different cities for approximately four (4) months. At that time a new crash test will be conducted accompanied by a new accredited training class.

As The ARC Network grows we will work with other industry leaders to provide high quality seminars and crash tests that will be useful learning experiences for those who attend. It will also provide The ARC Network with the opportunity to build a crash test database that can be packaged and sold in both document and video form.

Bookstore:

The ARC Network works with Amazon.com by participating in their affiliate program to provide the industry with a one-stop section for every book that is associated with the industry. A visitor can directly place orders on-line and the book will be shipped within a few days (depending on availability) directly to the specified shipping address. In addition to accident reconstruction books, customers can also order anything available at Amazon.com including a wide variety of other books, music, videos, DVDs and electronics.

Amazon.com is responsible for all customer service, including payment processing, ordering, shipping order status reports and returns. Reconstruction Data Group, Inc. receives a 5 to 15 percent commission on all book sales. Reconstruction Data Group, Inc.'s participation in Amazon.com's affiliate program is a relationship of mutual benefit, and involves no contract or material liabilities related to such participation.

As the ARC Network grows, we will continually evaluate this relationship and determine if it is the best revenue source.

Communication and Research:

For those who are simply visiting the site for information and research, The ARC Network provides an enormous amount of information free of charge. It is the intent to be the leader in fresh content specific to the industry. In turn, this will generate higher traffic for advertising and provide a non-threatening introduction to the site. It will also serve to convert visitors to members.

Communication and research areas found in the site include:
Daily industry news feeds
Current and future events
Discussion forum
Extensive topical research directory
Internet resources

Continuing Education:

The ARC Network is currently working to establish relationships with well-known accredited colleges and universities to further penetrate the industry and build awareness and credibility to our site.

The ARC Network hosts a section that provides visitors with enough information to locate classes of interest, and directs users to the school or university that hosts the class. The current relationship the ARC Network has with each school or university is of mutual benefit; where ARC Network recommends and directs prospective attendees to the class, and the school or university is requested to hand out ARC Network material and recommend us as a resource.

As The ARC Network grows, an online education portal will be built allowing users to take classes directly online. This service will allow professionals to enhance their education from the convenience of their home, resulting in substantial savings of both cost and time compared to physically attending the same classes.

Continuing ARC Network web site improvements:

The ARC Network web site is functional and available for users and members, providing a valuable resource for accident reconstructionist information, research, and industry contacts. The ARC Network is also continually being updated and improved. New research sections are continually being added, with an objective of adding one new section each month. Short-term improvements (2 to 6 weeks for completion) include improving the content, organization, and search engine for the Expert Directory. Long-term improvements (3 to 6 months' completion) include the implementation of online learning, an automated events calendar, and a comprehensive articles database.

(b)

Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state The present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The services of the ARC Network are provided on a continual basis. Currently the web site and direct marketing drives sales. All services are implemented using Internet and computer technologies. All services relate directly to advertising for the accident reconstructionist or party advertising to the accident reconstructionist. All services, other then crash tests, of the ARC Network are performed after receiving full payment.

Crash tests require the use of an accredited facility and personnel trained and authorized to perform the tests. A number of available facilities are owned or used by vehicle manufacturers, insurance institutes, colleges and universities. The ARC Network will negotiate and rely on arrangements made with these and other accredited crash test facilities. An up front expenditure of capital is required for the crash tests, for renting the facility where the crash tests will be performed and for marketing costs. All money should be recouped before the crash test is performed. Crash tests are pre-booked and prepaid, and can be cancelled prior to expenditure if a minimum paid attendance level is not reached.

Seminars will be performed as a complement to the crash tests, for the purpose of reviewing and analyzing data and results. Attendee's cost for these crash test related seminars may be included as a crash test package offering or may be charged separately. The nature of the test to be performed, the benefit of review and analysis, and optional seminar attendance as a consideration to the consumer will be considerations as to determining actual pricing structure.

Seminars may be conducted to complement crash tests, and will predominantly be scheduled as individual events for training and continuing education. The ARC Network will negotiate and select accredited speakers at various levels of cost. Speakers will be available at the cost of travel and lodging, where visibility, notoriety and publicity are the speaker's objectives. Where training and experience are required to insure credibility of the seminar, speaker or teacher selection will be more limited and costs increased. The ARC Network intends to conduct seminars requiring a varying level of speaker qualifications and, therefore will price seminars at varying levels.

No crash tests or training seminars have been conducted as of the date of this prospectus. These are intended services. Currently a suitable crash test facility is being sought and no firm dates for a crash test or seminar exist.

There are currently no suppliers that are material to the ARC Network business. ARC Network does have arrangements with Amazon.com for a percentage of book sales, and Pro Specialty for various merchandise (ARC Network lapel pins, logo shirts, and freebies for trade shows). None of these suppliers represent significant income for the ARC Network; these supplies are basically supplementary and require little to no maintenance.

(c)

Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Industry

The ARC Network conducts business in the professional services industry of accident reconstruction. Professionals in this industry are referred to as "accident reconstruction experts" and their objective is to determine how, but not why, an accident occurred, utilizing all available information. The ARC Network focuses on automotive, pedestrian and bicycle accidents; however, boating, aviation and railway accidents are also covered.

The industry works primarily with attorneys, insurance companies and government entities. They retain the services of accident reconstruction experts to aid in the litigation of their cases.

Accident reconstruction is truly a niche industry. The industry is growing and comprised of educated professionals with discretionary income. In addition, it is virtually recession proof because it deals with humans, their interaction with motor vehicles and the need to litigate.

The ability to combine the industry with Internet technologies is the real strength of The ARC Network's business strategy. Internet technologies enable The ARC Network to expand and grow the industry of accident reconstruction to new heights.

The accident reconstruction industry has just recently begun its migration to the Internet. Experts all over the world are learning how to research and communicate, via the Internet, to other reconstructionists. Accident reconstruction experts have a need to use the Internet to streamline productivity in their everyday business. The Internet will allow them to be more efficient.

Demographics
The users of The ARC Network include, but are not limited to, the following:
Accident reconstruction experts
Accident investigators
Engineers
Police Officers (traffic)
Attorneys
Insurance claim adjusters
Transportation Services
Medical/Chiropractic
Government entities
Any business targeting the above group

The typical user has the following characteristics:
Male
Age 30-60
College educated
Income of $50,000+
Computer literate

The organizations that participate with The ARC Network are nonprofit professional groups that are industry specific and include: California Association of Accident Reconstruction Specialists, Forensic Accident Reconstructionists of Oregon, International Association of Accident Reconstruction Specialists, The National Association of Professional Accident Reconstruction Specialists, Inc., National Association of Traffic Accident Reconstructionists and Investigators, New York Statewide Traffic Accident Reconstruction Society, Society of Accident Reconstruction Specialists and Washington Association of Technical Accident Investigators.

The Internet allows The ARC Network’s customer base to be worldwide. Currently, The ARC Network is concentrating its marketing efforts on attracting customers located in the United States and Canada; however, the reach is global and we currently have international members.

Market Size/Trends

The total market size is continually growing. The number of accident reconstruction experts continues to grow as traffic police officers leave the force to embark on private careers in accident reconstruction. The number of personal injury attorneys is increasing with the population and the continuous need for this type of legal representation.

Reconstruction Data Group management estimates that the total population of accident reconstructionists in the United States is 10,000. Other targeted users are estimated in the hundreds of thousands.

As the number of professionals in the industry grows, there becomes an even greater need for a portal web site for the industry. In addition, there is a complimentary increase in number of products and services available. Products and services, including publications, software, seminars and crash tests are being introduced and conducted with more frequency than at any time in the history of this industry.

Accrediting Standards/Licensing

In 1985, the National Highway Traffic Safety Administration provided a grant to develop national guidelines for the standardization of training in the field of traffic accident reconstruction. A task force of accident reconstructionists, engineers, police officers, educators and attorneys developed a report entitled Minimum Training for Police Traffic Accident Reconstructionsists. The report addressed certification of individuals in the field and recommended "a certification board be formed" to accredit accident investigators and reconstructionsists. Five years later, twelve professional accident reconstruction associations with worldwide representation met to explore the possibility of forming a recognized accrediation program open to both police and civilian reconstructionists. The Accreditation Commission for Traffic Accident Reconstruction (ACTAR) was the result of that professional coalition.

ACTAR exists for the benefit of the accident investigation and reconstruction community, and is represented by membership of professional participating organizations. The commission is neither controlled nor governed by any governmental body or agency. Its goals include the recognition of minimum standards for accident reconstruction, as well as an ongoing review of the latest technologies and trends in the profession to update and/or improve these minimum standards. Participation in the accreditation program is voluntary, and requires proper training and experience to successfully achieve accreditation through the completion of an examination, as well as continuing education units to maintain accreditation.

Police officer training standards and accreditation for accident investigations and reconstruction may vary by individual states, counties, and communities. Training and accreditation may be through each individual agency, or through professional and educational organizations.

Whether police or civilian accident reconstructionists, accreditation may provide the professional with some additional level of acceptance when interacting with the legal and scientific community. Accreditation encourages the integrity, consistency and professionalism of the accident reconstruction industry.

Reconstruction Data Group, Inc. will recognize and comply with those minimum standards established for the accident reconstruction industry; as pertaining to services offered, training recommendations, seminars, crash test performances, and online research education facilities. Reconstruction Data Group, Inc. is aware of no existing or intended licensing requirements for the accident reconstructionist professional.

Competition

The ARC Network represents a new business model for this industry. There are few, if any, direct competitors. The two businesses that The ARC Network views as its direct competition have web sites, but are not professional organizations. These businesses are described in more detail below. Businesses viewed as indirect competitors, such as non-profit professional organizations, are expected to become integrated as part of The ARC Network in some fashion. This creates new synergistic relationships in place of actual competition.

Traffic Accident Reconstruction Origin (TARO)

The Traffic Accident Reconstruction Origin (TARO, www.tarorigin.com) was created in August 1996 and was the first-to-market with a content driven web site. The Traffic Accident Reconstruction Origin's objective is to encourage communication between individuals practicing in the field of accident reconstruction, provide a forum for the exchange of ideas and techniques, and offer its contents free of charge to anyone that wants the information. The Traffic Accident Reconstruction Origin draws its operating budget solely from advertising.

The Traffic Accident Reconstruction Origin web site features a newsroom, technical articles, product information, jobs and training information, accident reconstruction exercises, an organization directory, personal advertising, and classified advertisements. The Traffic Accident Reconstruction Origin markets banner advertising and professional profiles.

The Traffic Accident Reconstruction Origin web site is an excellent source of information for the accident investigator or reconstructionist. Neither memberships nor memberships advantages are offered, no newsletter is published, web site updates are performed quarterly, and all resources and services are specifically related to the web site (i.e., no crash tests conducted, no training seminars conducted). The Traffic Accident Reconstruction Origin's operating budget is currently intended for the acquisition, support, and maintenance of information, and support of the web site.

Accident Investigation and Reconstruction Center (AIRC)

The Accident Investigation and Reconstruction Center (AIRC, www.aiexperts.com) was created in July 1999. The AIRC web site is an information resource for accident investigators and reconstructionists; featuring a newsroom, forum, product listings, job classifieds, training events, a directory, and advertisements. The Accident Investigation and Reconstruction Center web site emphasis and promotes software products, either proprietary or other company provided.

The Accident Investigation and Reconstruction Center markets banner advertising and web page design. AIRC also promotes an Accident Reconstruction Web Ring, which is convenient for investigators and reconstructions wishing to list or visit other industry related web sites. The current Accident Reconstruction Web Ring, owned and promoted by AIRC, is comprised of more than 100 industry-related web sites.

The Accident Investigation and Reconstruction Center is web site oriented; producing no external publication, and conducting no external events (e.g., crash tests or training seminars).

Pricing

Currently the ARC Network is offering its services at a rate to induce interest, build content and traffic. Once established and operating at full capacity the ARC Network will be able to charge higher prices. The ARC Network's pricing strategy will not only cover costs and make a profit, but will help to establish us as an industry leader. Once established within the industry, The ARC Network will be able to charge premium prices as well as affordable alternatives.

Comparative prices are taken from direct competitors, industry-related companies, and Internet web sites offering comparable services. Narratives are provided to explain the ARC Network provided services as well as the comparative services and prices structure presented.

The ARC Network charges the following for its services:

Membership
Individual
Basic	Simple text listing	$49 per year
Gold	Includes brief career resume	$149 per year with a $25 setup fee
Platinum	Web page package	$249 per year with a $50 setup fee
Organizations
Basic	Simple text listing	$50 per year
Advanced	Web page and marketing package	$350 per year with a $50 setup fee

Comparative individual membership rates include:
$16 per year for a student/undergraduate
$35 per year for a basic membership
$100 per year and up for a professional profile (career resume)
$200 per year and up for a web page package
Comparative corporate membership rates include:
$35 to $50 for a simple text listing
$200 and up for a web page and marketing package

Membership rates can vary based upon the visibility and credibility of the company, membership advantages and discounts, and the extent and complexity of the professional profile or web page and marketing package.

Advertising
Banner	Size: 468 pixels by 60 pixels	$50 per month

Comparative banner advertising is available at rates of $25 - $55 per month. The Traffic Accident Reconstruction Origin TARO) web site updates advertising quarterly and charges $50 per quarter. Accident Investigators Resource Center (AIRC) offer comparable size banner advertising at $25 per month. Advertising rates will vary depending upon web site popularity, and membership advantages and discounts. The ARC Network advertising rate shown does not include discounts which may be available to members.

Newsletter
Product or service review	1/2 page review, e-mail, and links	$149 per issue

No comparable service from direct competitors is currently available. Product and service information at comparable web sites is found to be entirely promotional. ARC Network will offer an independent and critical review of the product or service, provide a 1/2 page review in the newsletter, and include e-mail and web site linkage information.

Specialty Listing
Listing with graphic logo	$50 per year
Enhanced listing (web page)	$120 per year with $25 setup fee

Specialty listings are provided for companies interested in promoting their product to the industry. Listings may be comprised of the company's logo, brief description of product and services, and appropriate e-mails and/or linkages. Comparable profiles found ranged from $50 - $99 per year. Comparable web page listings were found beginning at $102 per year and increasing with content and complexity.

Web Site Design
$65 per hour or a flat rate by project (No charge as part of a membership package or specialty project)

Web site design is a common service offered across the Internet. With consideration for those specifics as related to an individual industry, web site design at a rate of $65 per hour is relatively standard, as well as flat rate negotiations for individual projects. ARC Network expects web site design to be performed as a part of membership or specialty packages, and not as separately billed hourly or project tasks.

Crash Tests
$495 - 695 per person	100 attendees

Crash test attendees may find costs varying from $175 per person to $695 per person; the variance may be dependent upon the organization conducting the crash test, the purpose of the crash test, the number of attendees, and whether the crash test includes any accompanying analysis or training seminar. Crash tests performed by an organization that owns a qualified facility and uses the facility's trained personnel may be significantly less costly then a crash test performed by an organization that must rent a qualified facility and trained personnel. Cost justification for a renting organization must be found in the purpose of the crash test, the number of attendees, and an accompanying analysis or training seminar.

Training Seminars
$395 per person	35 - 50 attendees

The costs of training seminars may vary significantly, with comparable rates found at $75 per person to $395 per person. Cost per person includes dependencies upon the subject matter, speaker, number of attendees, and length of the seminar.

RENEWAL RATE:
Approximately 90%. Out of a total of 287 members only 27 have not renewed over the last three years.
MEMBERSHIP
a.) Number of individual members: 260. Represents $20,280 of recurring yearly revenue
b.) Number of Non-profit Organization members: 10. Represents $2,594 or recurring revenue
c.) Number of Corporate members: 3. Represents approx. $1,197 of recurring revenue (This is a new membership implemented in Nov. 2001)
d.) Number of Educator members: 3. Represents approx. $1,050 of recurring revenue (This is a new membership implemented in Nov. 2001)
Recurring revenue. from membership: approximately $25,121
ADVERTISING
a.) Number of Banner Ads: 8. Represents $4,800 of recurring revenue per year.
b.) Number of Product Directory Listings: 12. Represents $1,500 per year.
c.) Number of Newsletter Advertisers - Varies.
d.) Number of Advertising Packages: 5. Represents $4,900 of recurring revenue per year.
e.) Affiliate: Amazon.com: approx. $575 per year.
Recurring revenue from advertising: approximately $11,775
SERVICES
Non-recurring and billed at $65 per hour
a.) Research
b.) AutoCAD diagramming
c.) Web Site Design: 5 sites represent $2000 of revenue
Revenue from these services is variable and should not be considered recurring.

CRASH TESTS and SEMINARS

No crash tests or training seminars have been conducted as of the date of this prospectus. These are intended services. Currently a crash test and seminar is scheduled for late August of 2002 in Seattle Washington. Sufficient pre-registrations, donations of equipment and sponsorships for this test have been received.

Summary of Membership, Services Volume as of June 10th, 2002
MEMBERS:	USERS:
Individual: 260	For the most recent month, approximately 50,733 unique
Organization: 10	user sessions representing 553,062 web site inquiries.
Corporate: 3
Educator: 3
NEWSLETTERS:
38 monthly newsletter have been produced to date since starting in March 1999.
Newsletter distribution list is currently at 4,000.

(d)

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Our target market is accident reconstruction experts, investigators, engineers and police officers. Once we have built a strong foundation of these users we will then begin campaigns directed at attorneys, insurance companies and government entities.

The following is a list of current marketing campaigns:

Search Engines: 35% of membership revenue is directly related to search engine relevance. As part of the marketing plan, it is critical that The ARC Network is located in the top 10 (at minimum) in all major search engines.

Trade Shows: Trade shows have proven to be an excellent method to humanize the web site and promote membership. Each trade show is analyzed and researched to qualify for our participation. The goal of this marketing campaign is to increase membership in the ARC Network, expose potential users to our organization and build awareness and brand recognition.

Permission-based Email: Permission-based email has also proven to be one of the best and most cost-effective ways to drive traffic to the site. 25% of all membership revenue has been tied directly to email efforts. These efforts include an online, subscription-based newsletter and an email event notification service.

Direct Mail: Direct mail has proven to be very effective. We have a response rate of approximately 3.6% and a return on investment of over 350%.

Partnerships: Although we have not developed a way to effectively measure this type of marketing, we believe it to be very important. This involves partnering with industry leaders in cross-promotion. For example, SAE (Society of Automotive Engineers) will hand out our brochures at their seminars and conferences if we help them promote it on The ARC Network. In reality, this is a double win for the ARC Network because SAE is providing us with valuable content for the Events Calendar and are also promoting our site at their event.

The ARC Network believes a successful marketing plan utilizes both traditional and non-traditional campaigns, as well as a mixture of Internet advertising and media advertising. As the ARC Network grows, we will add additional campaigns to meet our objectives.

The initial marketing efforts for members and advertisers are directed at the United States and Canada. These efforts will be extended to other countries depending on web site usage and demand.

Scott Baker, the founder of ARC Network, performs all marketing for the ARC Network using proven models for Internet marketing. Mr. Baker holds a Marketing degree from San Diego State University, was the Internet marketing strategist for MicroAge, Inc. a Fortune 500 computer company, and was the Chief Marketing Officer for 1st Net Technologies, Inc.

(e)

State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Reconstruction Data Group, Inc. is newly formed with a limited operating history and does not currently have a backlog of written firm orders for products or services as of a recent date, nor does Reconstruction Data Group, Inc. have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

	Current Number	Number of Employees
Type of Employee	of Employees	Within Next 12 Months

Administrative	1	3
Operations	1	2
Clerical	0	1

TOTAL	2	6

NOTE: The current employees are the officers of Reconstruction Data Group, Inc.

Present employees: 2
Scott Baker: Founder/President
Tonya Baker: Executive Assistant – handles new memberships and office management.

Scott Baker is a full time employee of Reconstruction Data Group, Inc. and is assisted part-time, as necessary, by Tonya Baker. Scott Baker and Tonya Baker are husband and wife.

Scott Baker manages the ARC Network. He also founded and developed The ARC Network. Mr. Baker has relevant business experience and background to effectively manage and operate the business. As The ARC Network grows, additional employees will be added in anticipation of need.

Labor
The labor force required for The ARC Network to expand and grow to the next level and beyond is as follows:
Sales Manager
Marketing Manager
Webmaster – and designer
Systems Admin and Database Admin
Administrative

None of Reconstruction Data Group, Inc.'s employees are subject to collective bargaining agreements.

Reconstruction Data Group, Inc. does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

The ARC Network will analyze its needs before incurring the expenses associated with each salaried, full-time employee. Some work will be outsourced to independent contractors to limit the overhead attributable to full-time employees.

(g)

Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

Reconstruction Data Group, Inc. currently operates from office facilities located at 11650 Iberia Place, Suite 201, San Diego, California 92128. Office facilities are acquired through a standard office lease for approximately 750 square feet of usable office space; leased at a rate of $1313.00 per month, commenced June 2001 and ending May 2002.

The company does not intend to acquire additional properties in the immediate future.

(h)

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Reconstruction Data Group, Inc. does not depend and is not expected to depend, upon patents, copyrights, trade secrets, know-how, or other proprietary information. Reconstruction Data Group, Inc. has expended no amounts for research and development in the last fiscal year.

(i)

If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Reconstruction Data Group, Inc.'s business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. Reconstruction Data Group does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of Reconstruction Data Group as to material and/or environmental regulation.

(j)

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Reconstruction Data Group, Inc. has no subsidiaries.

(k)

Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, 20,000 ($.39 per share). The estimated fair value was based on the market value of similar web sites at the time of the write-down.

Reconstruction Data Group, Inc. and the sole proprietor were unrelated prior to the acquisition No fairness opinion was sought by or rendered to the board in connection with the acquisition.

Following the acquisition, the company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc. The proprietor is now the President of Reconstruction Data Group, Inc.

4 (a).

If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Reconstruction Data Group, Inc. will focus on the following major activities during the 12 months following receipt of proceeds from this offering.

Marketing

Marketing includes participation in trade shows, permission based Email and direct mail campaigns. Each of these tasks is directly related to advertisement of the ARC Network; to promote awareness of the network and increase membership. Reconstruction Data Group, Inc. will also work to develop partnerships with industry leaders for the purpose of cross-promotion; which may include distributing brochures at others seminars in exchange for promoting these others on the ARC Network. Management believes a major marketing milestone would be proving the crash test and seminar model; the crash tests and seminars are expected to provide significant funding to increase Reconstruction Data Group, Inc.'s business operations.

Staffing

Reconstruction Data Group, Inc. will require additional employees to fully implement marketing and web site development plans. A webmaster, web site design and development, is considered necessary. Marketing and sales will require the addition of one individual; ideally, one individual to work on marketing and one individual to focus on sales is intended. Management also plans to acquire an operational employee to handle systems and database administration, as well as one clerical employee.

Reconstruction Data Group, Inc. will analyze needs before incurring expenses associated with each salaried, full-time employee. Some work may be subcontracted to limit operational expenses.

Web Site Development

The Internet facilities of Reconstruction Data Group, Inc. are an extension and supportive function of sales and marketing. Those activities specifically related to the web site include banner advertising, other individual or company web site design, communications and research facilities. As related to sales and marketing, the web site must provide the underlying facilities to support permission based Email campaigns, and must maintain a priority position in all related Internet search engine facilities.

The following specifies the events which Reconstruction Data Group, Inc. management believes must occur within the indicated timeframe, number of months after receipt of proceeds, to create revenues and achieve desired levels of profitability:

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement

Marketing	2 months	Schedule trade show participation, conduct Email and
- Conduct planned events		direct mail advertising campaigns, define and begin
- Plan and begin partnerships		process for selecting partnership candidates.
An amount of $25,000 is allocated from Marketing Funds
for the costs and expenses of conducting and completing
this event.

Staffing	4 months	Acquire webmaster, web site design and development.
- Webmaster		Acquire one marketing and sales individual. An amount
- Marketing and Sales		of $52,500 is made available from Salary Funds for the
acquisition and salaries of these new employees.

Marketing	6 months	Trade show, Email direct mail activities ongoing.
- Continue planned events		Complete and establish partnership relationships.
- Establish partnerships		Costs and expenses are to be covered by the allocation
of an additional $25,000 from Marketing Funds.

Web site development	6 months	Complete and refine web site facilities.
- Continue and refine web site		Web site development funds of $50,000 are available for
conducting and completing these web site refinements.

Staffing	8 months	Acquire second marketing and sales individual.
- Marketing and Sales		Staffing funds of $25,000 are made available for the
acquisition and partial year salary of this new employee.

Marketing	10 months	Verify and prove crash test and seminar model.
- Verify crash test model		Upon successful completion, develop plan for
crash test and seminar in next six months.
$50,000 from Marketing Funds is allocated for the
planning and proving the crash test and seminar
model.

Staffing	12 months	Acquire systems and database administrator.
- Operations and clerical		Acquire clerical individual.
Staffing funds of $15,000 remain available for acquiring
these additional employees and any partial year salaries.

4 (b).

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question #'s 11 and 12)

Event or Milestone	Consequences

Marketing	Trade shows, Email and direct mail advertising are current activities
- Conduct planned events	used by Reconstruction Data Group, Inc. These activities will be
- Plan and begin partnerships	continued to ensure continued visibility for the ARC Network.
Reconstruction Data Group, Inc. will further define and plan for the use of partnerships in cross-promotional advertisements.
Either a delay in continuing current activities or refining plans for partnerships would not affect Reconstruction Data Group's liquidity at this time as operating costs are minimal. Such a delay may indicate inadequate planning or resources to continue planned staffing or growth of Reconstruction Data Group, Inc.

Staffing	Reconstruction Data Group, Inc. is dependent upon acquiring these
- Webmaster	two individuals to achieve its business objectives. A delay in the
- Marketing and Sales	completion of this event does not impact the Reconstruction Data
	Group, Inc.'s ability to meet current operating costs, but	completion of this event is not expected to impact liquidity, but may cause profitability anticipated due to revenues from crash tests and seminars to be significantly delayed.

Marketing	The crash test and seminars are expected to bring significant funding
- Verify crash test model	to Reconstruction Data Group, Inc. A delay in completing this event delays scheduling and conducting the actual crash tests and seminars, and will significantly limit growth and profitability.

Staffing	A delay in acquiring an additional operations individual and one
- Operations and clerical	clerical individual will not impact Reconstruction Data Group, Inc.'s liquidity. These acquisitions will not be made until/unless justified by revenues and profitability.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5.

What were net, after-tax earnings for the last fiscal year?

Reconstruction Data Group, Inc. is a development stage company without meaningful operating history; or net, after tax earning for the last fiscal year.

6.

If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Reconstruction Data Group, Inc. was incorporated on September 27, 2000; and did not have profits for the last fiscal year.

7(a).

What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.

Reconstruction Data Group, Inc. current net tangible book value is ($37,251.00) or ($0.12) per share. Giving effect to the sale by Reconstruction Data Group, Inc. of all offered shares at the public offering price, the net tangible book value of Reconstruction Data Group, Inc. would be $329,249.00 or $0.46 per share which results in dilution to the new shareholders of $0.54 per share.

The offering price was arbitrarily determined and bears no relationship to assets, value, net worth or other economic or recognized criteria of value. There is currently no market for the stock and the only cash sales for the stock were in a private offering of 61,000 shares at $1.00 per share. New investors will experience dilution directly attributable to losses incurred primarily from compensation to an officer and the purchase of assets from an officer.

The following reflects dilution to the new shareholders based upon maximum and nominal sales of shares at the offering price of $1.00 per share.

	Maximum	50%	10%
	(400,000)	(200,000)	(40,000)
	Shares Sold	Shares Sold	Shares Sold

Net tangible book value	$329,249.00	$129,249.00	$(30,751.00)

Per share value	$0.46	$0.25	$(0.09)

Dilution to new shareholders	$0.54	$0.75	$(1.09)

7(b).

State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of Reconstruction Data Group, Inc.'s no par value restricted common stock to an officer/director of Reconstruction Data Group, Inc. in exchange for services related to the organization of Reconstruction Data Group, Inc. The Board valued the transaction at $1.00 per share. These shares are “restricted securities” and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

During October and November of 2000, Reconstruction Data Group, Inc. offered for sale 61,000 shares of its no par value common stock at $1.00 per share pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended. Reconstruction Data Group, Inc. conducted the private offering through its executive officers and directors and sold all 61,000 shares for proceeds of $61,000.

On January 1, 2001, Reconstruction Data Group, Inc. issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. The book value of ARC’s net liabilities as of the date of the acquisition totaled $212. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the transaction based on the common stock issued. The Board valued the transaction at $1.00 per share ($150,000) based on a contemporaneous private stock offering. Reconstruction Data Group, Inc. has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16.

8(a).

What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)

Assuming maximum offering is sold: 56%

8(b).

What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Assuming maximum offering is sold: $ 711,000.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note:

After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a).

The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

	Maximum*		50%*		10%*
	Offering		Offering		Offering
	Amount	Percent	Amount	Percent	Amount	Percent

Total Proceeds	$400,000	100	$200,000	100	$40,000	100
Less: Offering Expenses
Transfer Agent Fee	$1,000	0.2	$1,000	0.5	$1,000	2.5
Filing Fees	$1,000	0.2	$1,000	0.5	$1,000	2.5
Printing Cost	$1,500	0.3	$1,500	0.8	$1,500	3.8
Legal Fees	$25,000	6.3	$25,000	12.5	$25,000	62.5
Accounting Fees	$5,000	1.3	$5,000	2.5	$5,000	12.5
Net Proceeds from Offering	$366,500	91.7	$166,500	83.2	$6,500	16.2

Use of Net Proceeds
Marketing	$100,000	25.0	$90,000	45.0	$6,500	16.2
Web Site Development	$50,000	12.5	$40,000	20.0	0
Employee Salary Reserve	$92,500	23.1	$36,500	18.2	0

Accounting and Legal Reserve	$24,000	6.1	0		0
Office Expenses/Lease Reserve	$20,000	5.0	0		0
Misc. and Unforeseen Expenses	$80,000	20.0	0		0

Total Use of Net Proceeds	$366,500	91.7	$166,500	83.2	$6,500	16.2

Total Proceeds	$400,000	100%	$200,000	100%	$40,000	100%

*
Offering Amount	Definition
Maximum	All common stock offered; 400,000 shares are sold through the offering.
50% Offering	50% of common stock offered; 200,000 shares are sold through the offering.
10% Offering	10% of common stock offered; 40,000 shares are sold through the offering.

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

Potential investors are advised there can be no assurance that any proceeds will be realized from this offering. Reconstruction Data Group, Inc. may utilize up to a maximum of $36,000 of the offering proceeds towards the presidents salary.

9 (b).

If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

Transfer Agent
Filing Fees
Printing Costs
Legal Fees
Accounting Fees

Marketing
Web Site Development
Reserve for Employee Salary
Reserve for Accounting and Legal
Reserve for Office Expenses and Lease
Misc. and Unforeseen Expenses

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a).

If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b).

If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Reconstruction Data Group, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c).

If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. Reconstruction Data Group, Inc. does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of Reconstruction Data Group, Inc. or their associates.

10 (d).

If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Reconstruction Data Group, Inc. currently does not have sufficient revenues or cash reserves to pay an intended salary of $6,000 per month to its President Scott Baker. Mr. Baker is currently working full time to implement the business plan, but may not be able to continue on a full time basis unless revenues continue to develop.

Reconstruction Data Group, Inc. does not have nor anticipates having within the next 12 months any additional cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Reconstruction Data Group, Inc. to make payments. Reconstruction Data Group, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

Reconstruction Data Group, Inc.'s basis for not anticipating any additional cash flow problems in the next 12 months includes; a current low overhead, no debt payment obligations due in the next 12 months and revenue sufficient to satisfy current obligations.

Operations for the three month period ended March 31, 2002 impacted cash in the following manner:

Beginning cash was $10,092 and ending cash was $3,883 resulting in a $6,209 reduction in cash reserves. Financing activities contributed $10,000 to cash which were also utilized during this period.

The total depletion of cash this period was $16,209.

Compensation paid to officers during this period was $16,162 Computer Equipment was purchased for $1,549

Reconstruction Data Group, Inc. cannot continue to pay Compensation to officers until supported by increased revenues. Absent this expense Reconstruction Data Group, Inc. is not anticipating cash flow problems in the next 12 months.

As of the date of this prospectus the company has not incurred any additional debt financing and is current on its obligations.

Currently a crash test and seminar is scheduled for late August of 2002 in Seattle Washington. Sufficient pre-registrations, donations of equipment and sponsorships for this test have been received. No significant demands on cash flow or cash reserves are expected.

Potential investors should cautiously evaluate company expectations providing the preceding basis. The company is dependent on the offering proceeds to implement its business plans, should the offering fail to raise sufficient proceeds, the company’s growth could be severely retarded. This should be carefully considered with realization that no officers of the company have entered into any agreement, informal or formal, to invest additional cash, if needed. If an event or milestone of our business plan is not achieved as scheduled, the company would expect profitability to be delayed. The company does not anticipate any delays or cash flow problems which would expose the company's continued operations or existence.

12.

Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Reconstruction Data Group, Inc. currently has low overhead and fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months.

Reconstruction Data Group, Inc. currently does not have sufficient revenues or cash reserves to pay an intended salary of $6,000 per month to its President Scott Baker. Mr. Baker is currently working full time to implement the business plan, but may not be able to continue on a full time basis unless revenues continue to develop. Only a maximum of $36,000 of the offering proceeds may be used towards the presidents salary. Revenue would need to develop to support this intended salary beyond six months. Even in the event that no proceeds were received from this offering, Reconstruction Data Group, Inc. has sufficient funds and revenue to satisfy expenses for the next 12 months at its current level of activity, but would not be able to continue to pay compensation to officers. Investors are advised Reconstruction Data Group, Inc. at its prior and limited level of operating activity has historically incurred operating losses. Sufficient profits from sales, loans, or other investment would be needed to satisfy the cash requirements of implementing current business plans.

An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Reconstruction Data Group, Inc. may invest additional cash into Reconstruction Data Group, Inc. as needed; however, no officer of Reconstruction Data Group, Inc. has entered into any agreement, formal or informal, to invest additional cash.

CAPITALIZATION

13.

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

Amount Outstanding
As of:
March 31, 2002

Debt:
Short-term debt	$33,347
Long-term debt	$69,727

Total debt	$103,074

Stockholders equity (deficit):

Preferred stock	$0
Common stock, no par value	$301,000

Additional paid-in capital	$19,167

Deficit accumulated in development stage	$(357,418)

Retained earnings (deficit)	$0

Total stockholders equity	$(37,251)

Total Capitalization	$65,823

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 50,000,000
Par or stated value per share, if any: no par

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14.

The securities being offered hereby are:
[ X	]	Common Stock [ ] Preferred or Preference Stock	[	]	Notes or Debentures
[	]	Units of two or more type of securities composed of:
[	]	Other:

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a “penny stock” as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

15.

These securities have:

Yes	No
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____________

16.

Are the securities convertible? [ ] Yes [X ] No
If so, state conversion price or formula:	Date when conversion becomes effective:
.	Date when conversion expires:

17(a).

If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _______
3. Is there a mandatory sinking fund? Describe: _______
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: ______
7. If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent basis? $___________
How much indebtedness is junior (subordinated) to the securities? $___________

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Reconstruction Data Group, Inc. as securities are not notes or other types of debt securities.

17(b).

If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Reconstruction Data Group, Inc. as securities are not notes or other types of debt securities.

18.

If securities are Preference or Preferred stock:
Are unpaid dividends cumulative?	[	]	Yes	[	]	No
Are securities callable?	[	]	Yes	[	]	No
Explain:

Note:

Attach to this registration statement copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Reconstruction Data Group, Inc. as securities are not Preference or Preferred Stock.

19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Reconstruction Data Group, Inc. 400,000 shares of Common Stock.

Reconstruction Data Group, Inc has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20.

Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ (37,251)

PLAN OF DISTRIBUTION

21.

The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Reconstruction Data Group, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Reconstruction Data Group, Inc. or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 24.

Reconstruction Data Group will offer its securities through Scott B. Baker, President of Reconstruction Data Group, Inc., and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Baker is an associated person of Reconstruction Data Group as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

The president will not be compensated for his participation in the sale of Reconstruction Data Group, Inc.'s securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

The president is not an associated person of a broker or dealer at the time of participation in the sale of Reconstruction Data Group, Inc.'s securities.

The president will restrict his participation to the following activities:

Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, Reconstruction Data Group, Inc. for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

22.

Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this registration statement. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Reconstruction Data Group, Inc., or any of its principals.

Reconstruction Data Group, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23.

Describe any material relationships between any of the selling agents or finders and the Company or its management.

Reconstruction Data Group, Inc., or any of its principals, will not use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24.

If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made.

Name:	Scott B. Baker, President
Address:	11650 Iberia Place, Suite 201
San Diego, California 92128
Telephone:	(858) 618-1085

25.

If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ X ] No

Reconstruction Data Group, Inc. is not limiting this offering to any special group or number of individuals, nor is the offering subject to any other limitations.

26 (a).

Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

(b).

Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

There is no minimum proceeds set for this offering. All funds received in this offering will be deposited directly into the corporate general account.

27.

Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares were issued to officers of Reconstruction Data Group, Inc. or close investors subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued were issued to officers of Reconstruction Data Group, or close investors subject to exemptions to registration, and are subject to a minimum one-year restriction on resale.

There are no other outstanding shares.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.

If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Reconstruction Data Group, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chief Executive Officer	Title: President
Name: Scott B. Baker	Age: 32
Office Street Address:	11650 Iberia Place, Suite 201
San Diego, CA 92128
Telephone: (858) 618-1085

Scott Baker comes to Reconstruction Data Group with an accident reconstruction, marketing, e-commerce, sales and strong entrepreneurial background, and has served as Founder, CEO, Senior Vice President of an internet design and eMarketing company off-and-on since October 1995. He has held business analyst, relationship management, and strategic marketing positions in a Fortune 500 computer company. Mr. Baker started his career in the industry of accident reconstruction. After a couple years training and self-study he became an expert witness in collision analysis. From there he began studying the Internet and built one of the first Internet shopping malls and developed a national Internet consulting home-based business (1st Net Technologies). Mr. Baker’s experience has provided him an extensive knowledge of Internet commerce, marketing, and business development as well as a solid background in accident reconstruction and investigation.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title Dates of Position

1st Net Technologies	Sr. VP/CMO June 2000 - July 2001
Responsibilities:	Responsible for the day-to-day operations of 1st Net, strategic planning and development and all e-business related matters.
Currently working on the technical design and implementation of a direct e-mail marketing and database management/delivery tool.
In charge of identifying strategic trends in the Internet marketing industry and helping to guide and implement the strategic plan for 1st
Net in leveraging emerging opportunities.
Contribute in many areas of the company including, business analysis, project management, customer service, marketing plans, financial budgets, pricing models, collateral, trade shows, strategic partnerships, staff management, and web site design.

MicroAge, Inc.	Sr. Business Analyst/
Internet Marketing Strategist May 1997 – June 2000
Responsibilities: Developed a plan to effectively launch MicroAge's B2B E-Commerce
Vertical Exchange web site and direct-selling model. Direct
involvement with functionality, look-and-feel, usability, metrics and rollout. Also responsible for developing standards in proposals, contracts, statements of work and communicating and aiding field sales executives.
Identified future trends in emerging technologies and developed plans to support them.

Managed a team of developers and graphic artists working on 48 branch web sites and the corporate Intranet.
Provided Webmaster services for all corporate Internet and Intranet sites.
Served as a consultant to implement and train all U.S. branches on
MicroAge's e-commerce software package ECadvantage.

1st Net Technologies, LLC	Founder/CEO October 1995 - May 1997
Responsibilities:	Founded 1st Net Technologies, an Internet design and marketing company (www.1stnettech.com)
Conceived, designed and programmed one of the first interactive global marketplaces on the Internet for small and medium-sized businesses.
Developed and implemented a master distributorship throughout the
United States to sell and promote Internet consulting.
Conceived, designed and wrote an Internet consulting business program used to promote company growth.
Headed all projects and tasks involved with the company including marketing, accounting, administrative, technical support, customer service, Internet design and programming, contracts, operating agreements and financing.

Ayres Group	Accident Reconstructionist January 1991 – November 1995
Responsibilities: Provided Expert Witness services in the area of accident reconstruction.
Primary responsibility was to investigate traffic accidents and testify in a court of law how the accident occurred by determining vehicle speeds, departure angles, crush-depth and roadway geometries. Most calculations and analysis was based on witness testimony, calculus and physics.
Increased monthly revenue in my division by 250% by incorporating the newest technologies available to the Accident Reconstruction industry.

Education:
Degree	School Date

Bachelor of Science	San Diego State University, San Diego 1992
Business Administration
Marketing

Also a director of the Company	[X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 100%

30.

Chief Operating Officer

Scott Baker, President of Reconstruction Data Group, Inc., will also assume the responsibilities of the position of Chief Operating Officer; managing the daily operations of Reconstruction Data Group, Inc.

31.

Chief Financial Officer	Title: Corporate Secretary
Name: Clifford Smith	Age: 41
Office Street Address:	11650 Iberia Place, Suite 201
San Diego, CA 92128
Telephone: (858) 618-1085

Cliff Smith comes to Reconstruction Data Group, Inc., with an e-commerce, sales and marketing background, and has served as President/CEO of a rich media Advertising / Marketing firm since January 2001. He has held management positions in previous corporations along with various operational positions. Mr. Smith’s experience has provided him an extensive knowledge in local, national, and e-commerce markets.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position

1st Look Interactive, Inc.	President/CEO	January 2001 - Present
Responsibilities:	Oversee day-to-day operations and initialization of the Company’s business plan, develop new programs to increase sales, build strategic alliances, and begin capital raising activities.

1st Net Technologies, Inc.	President	May 1997 – December 2000
Responsibilities: Set up business model, Oversee day-to-day operations, built online financial portal newsletters set up e-commerce client sales program, coordinate with vendors.

Marriott Hotels	Food & Beverage Management	January 1983 – November 1997
Responsibilities:	Set up food and beverage outlets for newly built hotels, establish local operating procedures, facilitated contracts with food and beverage distributors and suppliers, set up staff training, and coordinated new hire procedures.

Education:
Degree	School	Date

Bachelor of Science	Montclair State College, Montclair June 1982
Business Administration
Nutrition

Associates of Applied Science	Bergen Community College	June 1979
Hotel / Restaurant Management

Also a director of the Company	[X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 20%

Mr. Smith will balance his efforts between Reconstruction Data Group, Inc., and his current duties at
1st Look Interactive, Inc., a rich media advertising / marketing firm.

32.

Other Key Personnel

None.

DIRECTORS OF THE COMPANY

33.

Number of Directors: 2

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the bylaws of Reconstruction Data Group, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.

Information concerning outside or other Directors (i.e., those not described above):

Reconstruction Data Group, Inc. has no other Directors other than those previously described.

35(a).

Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Mr. Scott Baker served as an Accident Reconstructionist for the Ayres Group company for a period of five years. Mr. Baker's primary responsibility was to investigate traffic accidents and provide expert witness textimony in a court of law as to how the accident occurred.

35(b).

If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

No non-compete or non-disclosure agreements exist between the management of Reconstruction Data Group and any prior or current employer.

35(c).

If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Scott Baker founded 1st Net Technologies, an Internet design and marketing company; and managed all operations of the company from October 1995 through May 1997. Mr. Baker directed all projects involved with 1st Net Technologies, including marketing, accounting, administration, technical support, customer service, contracts, and financing.

35(d).

If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All key personnel are employees of Reconstruction Data Group, Inc.

35(e).

If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Reconstruction Data Group, Inc. does not have key life insurance policies on any of its officers, directors, or key personnel.

36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of Reconstruction Data Group, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of Reconstruction Data Group, Inc.

Note: After reviewing the information concerning the background of the company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Reconstruction Data Group, Inc. is incorporated under the laws of the State of California. Reconstruction Data Group has authorized 50,000,000 shares, 311,000 of which are issued and outstanding. Founders and directors hold 250,000 shares, and 61,000 shares were issued through a private placement.

				Number of Shares
					After Offering
					If All
		Average Price	Number of Shares	% of Total	Securities	Percent
Name	Class of Shares	Per Share	Now Held	Outstanding	Sold	Of Total

Scott Baker	Common Stock	$ 1.00	150,000	48	150,000	21
Cliff Smith	Common Stock	$ 1.00	100,000	32	100,000	14

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of common stock in exchange for services related to the organization of Reconstruction Data Group, Inc.

Office Street Address: 11650 Iberia Place, Suite 201
	San Diego, CA 92128
Telephone: (858) 618-1085

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

38.

Number of shares beneficially owned by Officers and Directors as a group:

Before offering:	250,000 shares (80% total outstanding)

After offering:	a) Assuming minimum securities sold: 250,000 shares (80% of total outstanding)
(There is no minimum proceeds set for this offering, assumption is zero sold.)
b) Assuming maximum securities sold: 250,000 shares (35% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a).

If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the officers, directors, key personnel or principal stockholders of Reconstruction Data Group, Inc. are related by blood or marriage.

39(b).

If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On January 1, 2001, the Reconstruction Data Group, Inc. issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. While the web domain has generated revenues and profits in the past, the recorded value of the web domain exceeded its estimated fair value based on similar web sites. Accordingly, during the four months ended April 30, 2001, Reconstruction Data Group, Inc. adjusted the carrying value of the web domain to its estimated fair value of approximately $30,000, resulting in a non-cash impairment loss of $120,000 ($.39 per share). (See note 7 on page F-12)

Reconstruction Data Group, Inc. has not, nor proposes to do so in the future, made loans to any of its officers, directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

39(c).

If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Reconstruction Data Group, Inc. officers, directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to Reconstruction Data Group, Inc.

40.

(a).

List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other

Scott Baker	$38,821	$0
Chief Executive Officer

Clifford Smith	$1,500	$0
Chief Financial Officer

Mr. Scott Baker is currently a full time employee of Reconstruction Data Group with an intended salary of $6,000 per month. Currently revenues and cash reserves are not sufficient to maintain this level of salary. Officers Compensation was $16,152 for the three month period ended March 31, 2002. Mr. Baker may not be able to continue on a full time basis unless revenues continue to develop.

Clifford Smith received $1,500 in the last fiscal year as compensation for activities resulting in sales. No fixed salary is currently planned.

(b).

If remuneration is expected to change or has been unpaid in prior years, explain.

No change is currently planned by Reconstruction Data Group, Inc. pertaining to remuneration.

(c).

If any employment agreements exist or are contemplated, describe:

Effective June 24, 2001, Mr. Scott Baker became a full time employee of Reconstruction Data Group at an intended salary of $6,000 per month. No other employment agreements currently exist or are contemplated.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of Reconstruction Data Group, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Reconstruction Data Group, Inc.

41(a).

Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0 % of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders.

State expiration dates, exercise prices, and other basic terms for these securities: None.

41(b).

Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c).

Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and bylaws of Reconstruction Data Group, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time. Stockholders shall have no approval, preferences, or rights as to the issuance of other securities, such as stock options or warrants; except to the extent such approval, preferences, or rights may be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and bylaws of Reconstruction Data Group, Inc.

42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

No specific arrangements with any personnel have been made, or are presently contemplated.

Note:

After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the company's development.

LITIGATION

43.

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Reconstruction Data Group, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon Reconstruction Data Group, Inc.'s business, financial condition, or operations, including any such litigation or action involving Reconstruction Data Group, Inc.'s officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44.

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Reconstruction Data Group, Inc. is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

MISCELLANEOUS FACTORS

45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this registration statement not misleading or incomplete.

Reconstruction Data Group, Inc. is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, any information that has been provided.

FINANCIAL STATEMENTS

46.

Financial statements

Index to Financial Statements

Reconstruction Data Group, Inc.
(formerly, Rocker & Spike Entertainment, Inc.)

Document	Page

Independent Auditor's Report	F-2
Balance Sheet	F-3
At December 31, 2001 and March 31, 2002 (Unaudited)
Statements of Operations	F-4
For the year ended December 31, 2001,
from September 27, 2000 (inception) through December 31, 2000, from September 27, 2000 (inception) through December 31, 2001, for the three months ended March 31, 2002 (Unaudited) and 2001 (Unaudited), and from September 27, 2000 (inception) through March 31, 2002 (Unaudited)
Statement of Shareholders' Equity	F-5
From September 27, 2000 (inception) through December 31, 2001, and for the three months ended March 31, 2002 (Unaudited)
Statements of Cash Flows	F-6
For the year ended December 31, 2001,
from September 27, 2000 (inception) through December 31, 2000, from September 27, 2000 (inception) through December 31, 2001, for the three months ended March 31, 2002 (Unaudited) and 2001 (Unaudited), and from September 27, 2000 (inception) through March 31, 2002 (Unaudited)
Notes to Financial Statements	F-7

ARC Network
(a sole proprietorship)

Document	Page

Independent Auditor's Report	F-14
Balance Sheet	F-15
Statements of Operations & Proprietors Capital	F-16
Statements of Cash Flows	F-17
Notes to Financial Statements	F-18

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders
Reconstruction Data Group, Inc.

We have audited the accompanying balance sheet of Reconstruction Data Group, Inc. (formerly Rocker & Spike Entertainment, Inc.) (a development stage company) as of December 31, 2001 and the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2001, from September 27, 2000 (inception) through December 31, 2000, and from September 27, 2000 (inception) through December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reconstruction Data Group, Inc. (formerly Rocker & Spike Entertainment, Inc.) as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001, from September 27, 2000 (inception) through December 31, 2000, and from September 27, 2000 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Effective January 1, 2001, Reconstruction Data Group, Inc. acquired ARC Network (“ARC”), a sole proprietorship. Pro forma financial information provided in Note 7, giving effect to the Company's acquisition of ARC, is on an unaudited basis.

Cordovano and Harvey, P.C.
Denver, Colorado
April 2, 2002

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Balance Sheets

Assets

	December 31, 2001	March 31, 2002
		(Unaudited)

Cash	$10,092	$3,883
Accounts receivable	98	_
Prepaid expenses	1,312	1,312
Furniture, equipment and web domain, net of
accumulated depreciation and amortization (Note 3)	31,197	29,303
Deferred offering costs (Note 5)	31,325	31,325
	$ 74,024	$ 65,823

Liabilities and Shareholders' Deficit

Accounts payable and accrued liabilities	$20,606	$19,134
Notes payable (Note 4)	55,000	65,000
Accrued interest expense (Note 4)	2,877	4,727
Unearned membership and advertising income	10,241	14,213
Total liabilities	88,724	103,074

Commitments (Note 8)	-	-

Shareholders' deficit (Note 5):
Common stock, no par value, 50,000,000 shares authorized;
311,000 and 311,000 shares issued and outstanding, respectively	301,000	301,000
Additional paid-in capital	19,167	19,167
Deficit accumulated during development stage	(334,867)	(357,418)

Total shareholders' deficit	(14,700)	(37,251)

	$ 74,024	$ 65,823

See accompanying notes to financial statements.

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

	Statements of Operations

		September 27,	September 27,			September 27
		2000	2000			2000
	For the	(Inception)	(Inception)			(Inception)
	Year Ended	Through	Through	Three Months Ended		Through
	December 31,	December 31,	December 31,	March 31,		March 31,
	2001	2000	2001	2002	2001	2002
				(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Memberships	$11,484	$-	$11,484	$5,878	$3,196	$17,362
Advertising income	1,455	-	1,455	1,883	1,355	3,338
Consulting services	1,580	-	1,580	1,044	405	2,624
Other income	1,426	-	1,426	58	227	1,484
Total revenue	15,945	-	15,945	8,863	5,183	24,808

Operating expenses:
General and administrative:
Stock-based compensation (Note 2)	-	100,000	100,000	-	-	100,000
Other	15,413	3,086	18,499	3,945	11,045	22,444
Compensation	40,321	10,000	50,321	16,162	-	66,483
Contributed services (Note 2)	17,767	-	17,767	-	-	17,767
Rent	9,191	-	9,191	3,939	-	13,130
Contributed rent (Note 2)	800	600	1,400	-	600	1,400
Professional services and consulting	18,492	-	18,492	2,075	8,600	20,567
Depreciation and amortization	12,265	-	12,265	3,443	3,551	15,708
Asset impairment charge (Note 7)	120,000	-	120,000	-	120,000	120,000
Interest	2,877	-	2,877	1,850	-	4,727
Total expenses	237,126	113,686	350,812	31,414	143,796	382,226

Loss before income taxes	(221,181)	(113,686)	(334,867)	(22,551)	(138,613)	(357,418)

Income tax provision (Note 6)	-	-	-	-	-	-

Net loss	$ (221,181)	$ (113,686)	$ (334,867)	$ (22,551)	$ (138,613)	$ (357,418)

Basic and diluted loss per share	$ (0.71)	$ (0.87)		$ (0.07)	$ (0.45)

Basic and diluted weighted average
common shares outstanding	311,000	130,500		311,000	311,000

See accompanying notes to financial statements.

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Statement of Changes in Shareholders' Deficit

				Deficit
				Accumulated
			Additional	During
	Common Stock		Paid-In	Development
	Shares	Amount	Capital	Stage	Total

Balance, September 27, 2000 (inception)	-	$-	$-	$-	$-

September 29, 2000, common stock issued
to an officer for services related to
organizing the Company, ($1.00/share)
(Note 2)	100,000	100,000	-	-	100,000
November 15, 2000, sale of common stock
through a private offering, at $1.00 per
share, less offering costs of $10,000
(Note 2)	61,000	51,000	-	-	51,000
Office space contributed by Company's
president (Note 2)	-	-	600	-	600
Net loss	-	-	-	(113,686)	(113,686)

Balance at December 31, 2000	161,000	151,000	600	(113,686)	37,914

January 1, 2001, common stock issued to
acquire ARC Network, ($1.00/share)
(Note 7)	150,000	150,000	-	-	150,000
Services contributed by the Company's
officers (Note 2)	-	-	17,767	-	17,767
Office space contributed by Company's
president (Note 2)	-	-	800	-	800
Net loss	-	-	-	(221,181)	(221,181)

Balance at December 31, 2001	311,000	$301,000	$19,167	$(334,867)	$(14,700)

Net loss (unaudited)	-	-	-	(22,551)	(22,551)

Balance at March 31, 2002	311,000	$ 301,000	$ 19,167	$ (357,418)	$ (37,251)

See accompanying notes to financial statements.

RECONSTRUCTION DATA GROUP, INC.
(formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

	Statements of Cash Flows

		September 27,	September 27,			September 27
		2000	2000			2000
	For the	(Inception)	(Inception)			(Inception)
	Year Ended	Through	Through	Three Months Ended		Through
	December 31,	December 31,	December 31,	March 31,		March 31,
	2001	2000	2001	2002	2001	2002
				(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$ (221,181)	$ (113,686)	$ (334,867)	$(22,551)	$ (138,613)	$ (357,418)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization	12,265	-	12,265	3,443	3,551	15,708
Office space contributed by the
Company's president (Note 2)	800	600	1,400	-	600	1,400
Stock-based compensation (Note 4)	-	100,000	100,000	-	-	100,000
Services contributed by officers (Note 2)	17,767	-	17,767	-	-	17,767
Asset impairment charge (Note 7)	120,000	0	120,000	-	120,000	120,000
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(1,410)	-	(1,410)	98	-	(1,312)
Accounts payable, accrued liabilities
and unearned income	29,724	4,000	33,724	4,350	279	38,074
Net cash used in
operating activities	(42,035)	(9,086)	(51,121)	(14,660)	(14,183)	(65,781)

Cash flows from investing activities:
Purchases of furniture and equipment	(13,462)	-	(13,462)	(1,549)	-	(15,011)
Net cash used in
investing activities	(13,462)	-	(13,462)	(1,549)	-	(15,011)

Cash flows from financing activities:
Proceeds from sale of common stock, net	-	51,000	51,000	-	-	51,000
Proceeds from the issuance of debt	55,000	-	55,000	10,000	-	65,000
Payments for deferred operating costs	(31,325)	-	(31,325)	-	-	(31,325)
Net cash provided by
financing activities	23,675	51,000	74,675	10,000	-	84,675

Net change in cash	(31,822)	41,914	10,092	(6,209)	(14,183)	3,883

Cash, beginning of period	41,914	-	-	10,092	41,914	-

Cash, end of period	$ 10,092	$ 41,914	$ 10,092	$ 3,883	$ 27,731	$ 3,883

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$ -	$ -	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -	$ -	$ -

Non-cash investing and financing transactions:
Web site domain acquired for stock through
purchase of ARC Network (Note 7)	$ (30,000)	$ -	$ (30,000)	$ -	$ (30,000)	$ (30,000)

See accompanying notes to financial statements.

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Note 1: Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization

Reconstruction Data Group, Inc. (the “Company”) was incorporated in the state of California on September 27, 2000 as Rocker & Spike Entertainment, Inc. Up to December 31, 2000, the Company’s operations consisted of organizational matters, the sale of its no par value common stock, and the search for an operating company with which to perform a merger or acquisition. Following the asset purchase from ARC Network ("ARC"), a sole proprietorship, the Company intends to continue to provide resources to the accident reconstruction industry via its Internet web domain.

Effective January 1, 2001, the Company purchased the assets and web domain of ARC, from the sole proprietor in exchange for 150,000 shares of the Company’s no par value common stock (see Note 7). The Company and the sole proprietor were unrelated prior to the acquisition. Following the acquisition, the Company changed its name from Rocker & Spike Entertainment, Inc. to Reconstruction Data Group, Inc.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has limited capital resources as of December 31, 2001, and had incurred operating ade align="center" width="100%" size=2>

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Development stage company

The Company is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises”.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. The Company had no cash equivalents at December 31, 2001 or March 31, 2002 (unaudited).

Equipment and depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be five years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

Web domain development costs and amortization

The Company capitalizes internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position 98-1 (“SOP 98-1”), “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

In addition, the Company adopted the Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), “Accounting for Web Site Development Costs,” during the year ended December 31, 2000. EITF 00-2 requires the implementation of SOP 98-1 when software is used by a vendor in providing a service to a customer but the customer does not acquire the software or the right to use it.

Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. Amortization of the web-site development costs commenced on January 1, 2001. Amortization expense totaled $10,000, $-0-, and $10,000, respectively, for the year ended December 31, 2001, the period from September 27, 2000 (inception) through December 31, 2000, and from September 27, 2000 (inception) through December 31, 2001 (see Note 3). Amortization expense totaled 2,500 (unaudited), $2,500 (unaudited), and $12,500 (unaudited), respectively, for the three months ended March 31, 2002 and 2001, and from September 27, 2000 (inception) through March 31, 2002.

Loss per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At December 31, 2001 and December 31, 2000, there were no variances between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Impairment of long-lived assets and certain identifiable intangibles

The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations, including goodwill, when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In addition, the recoverability of goodwill is further evaluated under provisions of APB Opinion No. 17, Intangible Assets, based upon estimated fair value. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Revenue recognition

The Company's revenues are reported in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition.” The Company recognizes revenue only after its services has been performed and collectibility of its fee is reasonably assured.

The Company recognizes membership fees ratably over the period of the membership. Fees received in advance are reflected as unearned income in the accompanying financial statements.

The Company recognizes advertising income after its service has been performed and collectibility of its fee is reasonably assured. The Company did not recognize any revenues or expenses in connection with advertising barter transaction for the periods presented.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Fair value of financial instruments

SFAS 107, “Disclosure About Fair Value of Financial Instruments,” requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based on available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, receivables and current liabilities approximate fair value due to the short-term maturity of the instruments.

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Note 2: Related party transactions

The President provided office space to the Company at no charge for all periods presented. From September 27, 2000 (inception) through April 30, 2001, office space was valued at $200 per month. The contributed office space is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital. The Company entered into an operating lease for office space in May 2001 (see Note 8).

Certain officers of the Company provided services such as administration, accounting and management, at no charge. The value of those services is included in the accompanying financial statements as contributed services. The Company recognized contributed services totaling $17,767 and $-0- and $17,767, respectively, for the year ended December 31, 2001, from September 27, 2000 (inception) through December 31, 2000, and from September 30, 2000 (inception) through December 31, 2001. The Company recognized contributed services totaling $-0-(unaudited), $-0- (unaudited) and $17,767 (unaudited), respectively, for the three months ended March 31, 2002 and 2001, and from September 27, 2000 (inception) through March 31, 2002.

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of the Company’s no par value restricted common stock to an officer/director of the Company in exchange for services related to the organization of the Company. The value of the services could not be objectively measured as the services were rendered by a related party. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the common stock issued. The Board valued the transaction at $1.00 per share based on a contemporaneous private stock offering. The Company has recognized $100,000 of stock-based compensation expense in the accompanying financial statements. These shares are “restricted securities” and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

Note 3: Furniture, Equipment and Web Domain

Furniture, equipment and web domain consisted of the following at December 31, 2001:

	December 31, 2001	March 31, 2002
		(unaudited)
Computer equipment and software	$ 11,723	$13,272
Web domain	30,000	30,000
Office furniture and equipment	1,520	1,520
Trade show equipment	219	219
	43,462	45,011
Less: accumulated depreciation and amortization	(12,265)	(15,708)
	$ 31,197	$ 29,303

The Company's web domain and equipment were acquired in the ARC purchase on January 1, 2001.

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

Note 4. Notes payable

Notes payable consisted of the following promissory notes at December 31, 2001:

	December 31, 2001	March 31, 2002
Note payable to an individual, interest at 12 percent,
principal and interest due on November 6, 2003,
unsecured	$30,000	$30,000
Note payable to an individual, interest at 12 percent,
principal and interest due on November 6, 2003,
unsecured	25,000	25,000
Note payable to an individual, interest at 12 percent,
principal and interest due on July 29, 2004,
unsecured	-	10,000

	$ 55,000	$ 65,000

Accrued interest expense on the notes totaled $2,877 and $4,727 (unaudited) as of December 31, 2001 and March 31, 2002, respectively.

Note 5: Shareholders’ Deficit

During October and November of 2000, the Company offered for sale 61,000 shares of its no par value common stock at $1.00 per share pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended. The Company conducted the private offering through its executive officers and directors and sold all 61,000 shares for net proceeds of $51,000 after deducting offering costs of $10,000.

During 2001, the Company filed a registration statement with the Securities and Exchange Commission ("SEC") on Form SB-1. Once declared effective by the SEC, the Company will offer for sale 400,000 shares of its no par value common stock at $1.00 per share. The Company is conducting the offering through its executive officers and directors. Legal, accounting, and filing costs incurred in connection with the offering have been deferred until the offering is completed.

Note 6: Income taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate follows:

	For The	September 27, 2000	Three Months
	Year Ended	(Inception) Through	Ended
	December 31, 2001	December 31, 2000	March 31, 2002
			(Unaudited)
U.S. statutory federal rate	29.06%	22.75%	15.00%
State income tax rate, net of federal benefit	6,27%	6.83%	7.51%
Permanent differences	-3.22%	-0.16%	0.00%
Net operating loss for which no
tax benefit is currently available	-32.11%	-29.42%	-22.51%
	0.00%	0.00%	0.00%

RECONSTRUCTION DATA GROUP, INC.
(Formerly Rocker & Spike Entertainment, Inc.)
(A Development Stage Company)

Notes to Financial Statements

At December 31, 2001, deferred taxes consisted of a net tax asset of $98,760, due to operating loss carryforwards of $297,933, which was fully allowed for, in the valuation allowance of $98,760. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the year ended December 31, 2001 and from September 27, 2000 (inception) through December 31, 2000 totaled $65,308 and $33,452, respectively. The net operating loss carryforward expires through the year 2021.

At March 31, 2002, deferred taxes consisted of a net tax asset of $103,837 (unaudited), due to operating loss carryforwards of $320,484 (unaudited), which was fully allowed for, in the valuation allowance of $103,837 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in valuation allowance for the three months ended March 31, 2002 totaled $5,077 (unaudited).

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company’s tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of these losses.

Note 7: Acquisition

On January 1, 2001, the Company issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. The book value of ARC’s net assets as of the date of the acquisition totaled $3,544. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the transaction based on the common stock issued. The Board valued the transaction at $1.00 per share ($150,000) based on a contemporaneous private stock offering. The entire purchase price was allocated to the web domain and no goodwill was recognized. Subsequently, due to an economic downturn in the Internet industry, the Company evaluated the recoverability of the web domain in accordance with SFAS 121. While the web domain has generated revenues and profits in the past, the recorded value of the web domain exceeded its estimated fair value based on     (Unaudited)                                 Reconstruction               Data Group ARC Adjustments Pro Forma Sales $ - $ 10,549 $ - $ 10,549 Operating expenses $ 123,686 $ 9,217 $ 10,000 $ 142,903 Net income (loss) $ (123,686) $ 1,332 $ (10,000) $ (132,354)                   Net loss per share - basic and diluted $ (0.95) $ 0.01     $ (0.72) Basic and diluted common shares outstanding   130,500   150,000       182,625

Pro forma adjustments

The financial information of Reconstruction Data Group, Inc. presented in the pro forma statement includes the results of operations for Reconstruction Data Group, Inc. for the period from September 27, 2000 (inception) through December 31, 2000. The financial information of ARC presented in the pro forma statement includes the results of operations for ARC for the year ended December 31, 2000. A pro forma adjustment was recorded to recognize amortization expense on the web domain for the year ended December 31, 2000.

The unaudited pro forma condensed financial information do not show any adjustments for a change in the income tax benefit as the total pro forma benefit for income taxes would be offset by any valuation allowance due to any deferred tax asset derived from net operating losses. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery.

Note 8: Commitment

Office Lease

The Company entered into an operating lease for office space in San Diego, California in May 2001. The lease commenced June 1, 2001 and expires May 31, 2002. Future minimum lease payments under the office lease for the years ended December 31 are as follows:

December 31,
2002	$ 5,252

Note 9: Subsequent event

On January 29, 2002, the Company received $10,000 in exchange for a promissory note that carries an annual interest rate of 12 percent. The note matures on January 29, 2004.

INDEPENDENT AUDITORS’ REPORT

To the Proprietor
ARC Network

We have audited the balance sheet of ARC Network (a sole proprietorship) as of December 31, 2000 and the related statements of income and proprietor’s capital and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Proprietorship’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARC Network as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Cordovano and Harvey, P.C.
Denver, Colorado
May 4, 2001

	ARC NETWORK

	Balance Sheet

	December 31, 2000

Assets

Current assets:
Cash		$ 2,792
	Total current assets	2,792

Equipment and web site development costs, net of accumulated
depreciation and amortization (Note C)		5,810

		$ 8,602

Liabilities and Proprietor's Capital

Current liabilities:
Accounts payable and accrued liabilities		$227
Unearned membership income		4,831
	Total current liabilities	5,058

Proprietor's capital		3,544

		$ 8,602

See accompanying notes to financial statements.

ARC NETWORK

Statements of Operations and Proprietor's Capital

	For The Years Ended
	December 31, 2000	December 31, 1999

Revenue:
Memberships	$6,995	$838
Advertising income	2,558	400
Other income	996	242
Total revenue	10,549	1,480

Operating expenses:
Contributed services (Note B)	63,800	33,800
Selling, general and administrative	8,436	2,973
Amortization and depreciation (Note C)	5,914	5,684
Total operating expenses	78,150	42,457

Net income (loss)	(67,601)	(40,977)

Proprietor's capital, beginning of year	7,845	15,022
Contributed services (Note B)	63,300	33,800
Withdrawals	-	-
Proprietor's capital, end of year	$ 3,544	$ 7,845

See accompanying notes to financial statements.

ARC NETWORK

Statements of Cash Flows

	For The Years Ended
	December 31, 2000	December 31, 1999

Cash flows from operating activities:
Net loss	$(67,601)	$(40,977)
Transactions not requiring cash:
Contributed services (Note B)	63,300	33,800
Depreciation and amortization	5,914	5,684
Changes in current assets and current liabilities:
Increase in accounts payable, accrued liabilities
and unearned revenue	2,087	2,971
Net cash (used in) provided by operating activities	3,700	1,478

Cash flows from investing activities:
Equipment purchases	(1,911)	(475)
Net cash provided by (used in) financing activities	(1,911)	(475)

Net change in cash	1,789	1,003
Cash, beginning of year	1,003	-

Cash, end of year	$ 2,792	$ 1,003

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$ -	$ -
Income taxes	$ -	$ -

See accompanying notes to financial statements.

ARC NETWORK

Notes to Financial Statements

Note A: Nature of organization and summary of significant accounting policies

Nature of organization

ARC Network (Accident Reconstruction Communications Network) (the “Proprietorship”) began as a sole proprietorship services business that was formed in 1998. The Proprietorship was created to provide a comprehensive Internet presence and web site for the accident reconstruction and traffic investigation industry. The Proprietorship’s web site provides resources for accident reconstructionists, accident investigators, attorneys, insurance adjusters, engineers, police officers, government agencies and other groups included in the accident reconstruction industry.

The Proprietor developed and designed the web site and operated the web site through the Proprietorship. The Proprietor incurred development costs of $16,900 relating to the web site, which were capitalized in accordance with generally accepted accounting principles. Additional costs of the web site, including planning, design, and maintenance, were expenses as incurred.

Effective January 1, 2001, the proprietor of the Proprietorship entered into a Purchase Agreement with Reconstruction Data Group, Inc. (“RDC”), whereby the proprietor received 150,000 shares of RDC’s no par value common stock in exchange for all of the assets, rights, and interests of the Proprietorship, including the web domain. The sole proprietorship ceased on the date of the transaction.

Summary of significant accounting policies

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Proprietorship considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Proprietorship had no cash equivalents at December 31, 2000.

Allowance for doubtful accounts

The Proprietorship considers accounts receivable fully collectible; accordingly, no allowance for doubtful accounts is required.

ARC NETWORK

Notes to Financial Statements

Equipment and depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be five years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Web domain development costs and amortization

The Proprietorship capitalizes internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

In addition, the Proprietorship adopted the Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), “Accounting for Web Site Development Costs,” during the year ended December 31, 2000. EITF 00-2 requires the implementation of SOP 98-1 when software is used by a vendor in providing a service to a customer but the customer does not acquire the software or the right to use it.

Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. Amortization of the web-site development costs commenced on September 1, 1998. Amortization expense totaled $5,633 and $5,633 for the years ended December 31, 2000 and 1999.

Revenue recognition

The Proprietorship’s revenues are reported in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition.” The Proprietorship recognizes revenue only after its service has been performed and collectibility of its fee is reasonably assured.

The Proprietorship recognizes membership fees ratably over the period of the membership. Fees received in advance are reflected as unearned income in the accompanying financial statements.

The Proprietorship recognizes advertising income after its service has been performed and collectibility of its fee is reasonably assured. The Proprietorship did not recognize any revenues or expenses in connection with advertising barter transactions for the periods presented.

Income taxes

The proprietorship itself is not a taxpaying entity for the purposes of federal and state income taxes. Income taxes of the Proprietor are computed on the total income from all sources, accordingly, no provision for income taxes is made in these financial statements.

No pro forma disclosures are included in the accompanying financial statements as 1999 net losses would have offset the income recognized in 2000.

ARC NETWORK

Notes to Financial Statements

Fair value of financial instruments

SFAS 107, “Disclosure About Fair Value of Financial Instruments,” requires certain disclosures regarding the fair value of financial instruments. The carrying amounts of cash, accounts payable and other current liabilities approximate fair value due to the short-term maturity of the instruments.

Note B: Related party transactions

The Proprietor and an assistant provided services such as administration, accounting and management, at no charge. The value of those services was recognized in the accompanying financial statements through a charge to contributed services and a corresponding credit to Proprietor’s capital. The Company recognized contributed services totaling $63,800 and $33,800, respectively, for the years ended December 31, 2000 and 1999.

Note C: Equipment and web site development costs

Equipment consisted of the following at December 31, 2000:

Computer equipment	$1,540
Web domain	16,900
Office furniture and equipment	627
Trade show equipment	219
19,286
Less: accumulated depreciation and amortization	(13,476)
$ 5,810

Depreciation and amortization expense for the years ended December 31, 2000 and 1999 totaled $5,914 and $5,684, respectively.

Reconstruction Data Group, Inc.

MANAGEMENT'S DISCUSSION//ANALYSIS OF RELEVANT FACTORS

47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Reconstruction Data Group, Inc.'s losses from operations are the result of formation and organizational costs, salaries paid to officers and a write-down in assets related to the acquisition of the ARC Network. The formation and organizational and acquisition losses are considered non-recurring and, therefore, the implementation of specific steps to remedy these causes is not appropriate or necessary.

The primary issue related to expected continued losses is the presidents salary of $6,000 per month which began in July of 2001. The president has and is currently devoting full time attention to implementing the current business plan. The intent is to develop sufficient revenues to sustain this salary so full time attention can be maintained. Sufficient sales are currently not being generated from the ARC network operations to maintain the president’s intended salary and cash reserves are not sufficient to maintain this salary level. If sales cannot be increased to a level that can provide some salary, Mr. Baker may have to withdraw to part time status. Reconstruction Data Group, Inc. may utilize up to a maximum of $36,000 of the offering proceeds towards the presidents salary.

Cash Compensation paid to officers during the twelve month period ended December 31, 2001 was $40,321 and Compensation paid to officers during the three month period ended March 31, 2002 was $16,162 resulting in total cash compensation paid to officers in the past 15 months of $56,312

Debt financing was utilized to continue the development of the business and provide compensation to the officers during this initial development. Reconstruction Data Group, Inc. has incurred the following promissory notes as of the date of this prospectus: Note payable to a Mr. Haywood, interest at 12 percent, principal and interest due on November 6, 2003, unsecured for $30,000 Note payable to a Mr. Reno, interest at 12 percent, principal and interest due on November 6, 2003, unsecured for $25,000 Note payable to Mr. Chatfield, interest at 12 percent, principal and interest due on July 29, 2004, unsecured for $10,000

Accrued interest expense on the notes totaled $4,727 (unaudited) as of March 31, 2002.

These notes are not due within the next 12 months but are significant obligations related to the current level of revenues. Revenues will need to continue to develop in order to meet these obligations when they come due. As of the date of this prospectus the company has not incurred any additional debt financing.

Currently a crash test and seminar is scheduled for late August of 2002 in Seattle Washington. Sufficient pre-registrations, donations of equipment and sponsorships for this test have been received. No significant demands cash reserves are expected and no additional debt is expected related to this event.

Reconstruction Data Group, Inc. expects use of proceeds from this offering to help increase revenues by providing funds for marketing activities, and other planned events (refer to Business and Properties item 4(a), page 19). Membership retention for the Arc Network has been high among the small following it currently enjoys. Should the offering fail to generate any proceeds the officers would likely have to continue operations on a part time basis without compensation in order to achieve a positive cash flow from operations. This would likely significantly retard the rate of growth of the operations and revenue.

Reconstruction Data Group, Inc.

48.

Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Reconstruction Data Group, Inc. is a development stage company with limited operations, negative cash flows, and operational losses to date. Reconstruction Data Group's management believes the implementation and success of its business plan will correct cash flow and operational losses. However, Reconstruction Data Group, Inc. has not been able to establish significant revenues to date and has no historical basis to assure sufficient revenues will be generated by the planned efforts.

Operational results for the past 12 months indicate slow revenue growth but are not sufficient to fully implement the business plan or maintain intended levels of compensation to officers.

The management of Reconstruction Data Group, Inc. is aware of no significant changes in the underlying economics of the Accident Reconstruction industry, which will have an impact upon Reconstruction Data Group, Inc.'s operations within the next 12 months.

49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __% What is anticipated gross margin for next year of operations? __% If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Reconstruction Data Group, Inc. sells services and not products, and has not had significant sales during the past fiscal year. Management believes Reconstruction Data Group, Inc.'s sales and services will be competitive within the industry, yet is not aware of margin figures currently available for the industry.

50.

Foreign sales as a percent of total sales for last fiscal year: ____%

Domestic government sales as a percent of total domestic sales for last fiscal year: ____% Explain the nature of these sales, including any anticipated changes:

Reconstruction Data Group, Inc. sells services and not products, and has had neither foreign nor domestic government sales during the last fiscal year.

SIGNIFICANT PARTIES

	Name	Business Address	Residential Address
DIRECTORS	Scott B. Baker	11650 Iberia Place, Suite 201	31648 Sandhill Lane
		San Diego, CA 92128	Temecula, CA 92591

	Clifford Smith	11650 Iberia Place, Suite 201	15969 Avenida Venusto
		San Diego, CA 92128	Suite 1525
San Diego, CA 92127

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Reconstruction Data Group, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Reconstruction Data Group, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Reconstruction Data Group, Inc.

Reconstruction Data Group, Inc.

SELLING SECURITY HOLDERS

No security holders of Reconstruction Data Group, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Reconstruction Data Group, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Reconstruction Data Group, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of California from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Reconstruction Data Group, Inc.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Reconstruction Data Group, Inc.

Common Stock: 400,000 Shares

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

End of Offering Prospectus

Reconstruction Data Group, Inc.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

TOPIC	Page #

INDEMNIFICATION OF DIRECTORS AND OFFICERS	67

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	67

UNDERTAKINGS	68

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR	69

INDEX TO EXHIBITS	70

DESCRIPTION OF EXHIBITS	70

SIGNATURES	71

Reconstruction Data Group, Inc.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No director or officer of Reconstruction Data Group, Inc. will have personal liability to Reconstruction Data Group, or any stockholders for monetary damages for breach of fiduciary duty as a director or officer involving any act or omission of such director or officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a director or officer; (1) for any breach of duty of loyalty to Reconstruction Data Group, Inc. or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the California Corporate Code, or any California State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Reconstruction Data Group, Inc. will provide for indemnification of the directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, E=4>Reconstruction Data Group, Inc.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1.

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
a.	Include any prospectus required by section 10(a)(3) of the Securities Act;
b.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;
and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
c.	Include any additional or changed material information on the plan of distribution.

2.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Reconstruction Data Group, Inc.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

As applicable; providing a statement pertaining to any unregistered securities issued or sold within a period of one year prior to this filing, identifying individuals, type of securities, price, etc.

On September 29, 2000, the Board of Directors approved the issuance of 100,000 shares of Reconstruction Data Group, Inc.’s no par value restricted common stock to an officer/director of Reconstruction Data Group, Inc. in exchange for services related to the organization of Reconstruction Data Group, Inc. All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

During October and November of 2000, Reconstruction Data Group, Inc. issued 61,000 shares of its no par value common stock at $1.00 per share as exempted transactions under Regulation “D”, Section 4(2) of the Securities Act of 1933, 4(6) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933, as amended. Reconstruction Data Group, Inc. conducted the private offering through its executive officers and directors and sold all 61,000 shares for proceeds of $61,000.

Exemptions being non-exclusive the following factors are relevant:

Each purchaser was an accredited investor as defined by Rule 501 of regulation D of the Securities Act of 1933 ; An aggregate of only $61,000 was received and no prior offerings were made by Reconstruction Data Group, Inc..; No commissions were paid.; No advertisements were made.; Each purchaser had adequate access to information pertaining to Reconstruction Data Group, Inc.; The securities are restricted pursuant to Rule 144

On January 1, 2001, Reconstruction Data Group, Inc. issued 150,000 shares of its no par value common stock to the sole proprietor of ARC in exchange for all of the assets, rights, and interests of ARC, including its web domain. The book value of ARC’s net liabilities as of the date of the acquisition totaled $212. Reconstruction Data Group, Inc. has recorded the transaction as a purchase in accordance with Accounting Principles Board Opinion No. 16..These shares were issued as an exempted transaction under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

There are no other outstanding shares.

Reconstruction Data Group, Inc.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Charter and By-Laws
	(i) Charter, Articles of Incorporation	A1 - A2	70 - 71
	(ii) By-Laws	B1 - B24	72 - 95
(3)	Instruments defining the rights of security holders -	Incorporated by reference; see:
Exhibit 3(ii) - By-Laws, Articles 2, 6 ,7, and 8
(8)	Acquisition Agreement	AC1 - AC3	96 - 98
(10)	Consents
	(i) Consent of Accountant	E1	99
	(ii) Consent of Attorney	E2	100
(11)	Opinion re: legality	E3	101
(15)	Miscellaneous
	(i) ARC Network Membership Form	FR1	102
	(ii) Office Lease	L1 - L25	103 - 127
	(iii) Promissory Note	P1	128
	(iv) Promissory Note	P2 - P3	129 - 130
	(v) Promissory Note	P3 - P4	131 - 132

DESCRIPTION OF EXHIBITS

(2)	(i) Articles of Incorporation		Articles of Incorporation of Reconstruction Data Group, Inc.,
a California corporation, filed September 27, 2000; as amended.
	(ii) By-Laws		By-Laws of Reconstruction Data Group, Inc. as adopted
June 08, 2001.
(3)	Instruments defining the		Included by reference, that portion(s) of the By-Laws stating
	rights of security holders		specified security holders rights.
(8)	Acquisition Agreement		Rocker & Spike Entertainment acquisition of ARC Network;
Agreement dated January 08, 2001.
(10)	Consents
	(i)	Consent of Accountant	The written consents of the accountant and attorney, whereby as to
	(ii)	Consent of Attorney	profession gives authority for the preparation or certification as to document content and pertaining to this offering.
(15)	(i)	ARC Membership Form	ARC Network BASIC Membership Application Form
	(ii)	Office Lease	Reconstruction Data Group's Standard Office Lease w/Iberia, LLC.
	(iii)	Promissory Note	J. Chatfield, dated January 20, 2002
	(iv)	Promissory Note	T. Haywood, dated June 19, 2001
	(v)	Promissory Note	M. Reno, dated September 6, 2001

Reconstruction Data Group, Inc.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of San Diego ;	State of California	;

on June 10, 2002 .

REGISTRANT: Reconstruction Data Group, Inc.
By: \S\ Scott B. Baker, President
Scott B. Baker, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature)	\S\ Scott B. Baker	(Title) Chief Operating Officer	(Date) June 10, 2002
Scott B. Baker, Chief Operating Officer

(Signature)	\S\ Clifford Smith	(Title) Corporate Secretary	(Date) June 10, 2002
Clifford Smith, Corporate Secretary